UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number 000-18561

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

AMERICANWEST BANK

PROFIT SHARING 401(K) PLAN

(formerly AmericanWest Bancorporation Profit Sharing 401(k) Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AmericanWest Bancorporation

9506 North Newport Highway

Spokane, Washington 99218-1200

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedule

AmericanWest Bank 401(k) Plan as of December 31, 2003 and 2002 and for the year ended December 31, 2003.

2.	Exhibits

Exhibit 23.1 – Consent of Independent Registered Public Accountants

AMERICANWEST BANK

PROFIT SHARING 401(k) PLAN

INDEPENDENT AUDITOR’S REPORT

and

FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees

AmericanWest Bank

      Profit Sharing 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the AmericanWest Bank Profit Sharing 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Everett, Washington

June 15, 2004

AMERICANWEST BANK

PROFIT SHARING 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2003	2002
ASSETS
Investments, at fair value
Money market funds	$993,251	$171,577
Mutual funds	3,248,496	1,650,521
Employer’s common stock	693,941	163,975

	4,935,688	1,986,073

Receivables
Employer contributions	23,026	13,590
Participants’ contributions	68,217	36,291

	91,243	49,881

NET ASSETS AVAILABLE FOR BENEFITS	$5,026,931	$2,035,954

See accompanying notes to financial statements.

AMERICANWEST BANK

PROFIT SHARING 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED DECEMBER 31,
	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation (depreciation) in fair value of investments	$888,992	$(304,613)
Interest and dividends	40,961	6,298

	929,953	(298,315)

Contributions
Employer	278,569	184,964
Participants’	781,462	474,442
Rollovers from qualified plan	60,263	12,901

	1,120,294	672,307

Transfer from other plan	1,511,505	—

Total additions	3,561,752	373,992

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	570,775	210,480

INCREASE IN NET ASSETS	2,990,977	163,512

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	2,035,954	1,872,442

End of year	$5,026,931	$2,035,954

See accompanying notes to financial statements.

AMERICANWEST BANK

PROFIT SHARING 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

The following description of the AmericanWest Bank Profit Sharing 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan sponsored and administered by an outside third party. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has two features: a profit sharing feature and a salary deferral feature, commonly known as a 401(k) plan.

Transfer from other plan – On July 31, 2002, AmericanWest Bank (Bank), the Plan’s employer, completed its acquisition of 100% of the voting equity interest in Latah Bancorporation and its wholly-owned subsidiary, Bank of Latah. In March 2003, the Bank terminated the 401(k) plan related to Bank of Latah and transferred $1,511,505 of the participants liquidated assets into the Plan.

Participation and vesting - The Plan generally covers all full-time employees of the Bank and, as of January 1, 2003, all employees of the former Latah Bancorporation, who have completed 1,000 hours of service and who have attained at least 18 years of age. Participants gain 20% vesting of the profit sharing each year after two completed years of service, and become 100% vested after six years of service. All 401(k) employee contributions are immediately 100% vested.

Forfeitures of participant’s non-vested benefits are allocated to participants as non-elective contributions, as defined by the Plan document. Forfeitures for the years ended December 31, 2003 and 2002 were approximately $1,600 and $1,000, respectively.

Contributions - Profit sharing contributions are made from Bank profits at the discretion of the Bank. The 401(k) feature of the Plan allows participants to make contributions, through salary reduction, up to 50% of the participants’ compensation. Participants direct all contributions into the investment options covered under the Plan. The Bank made contributions of $278,569 during 2003 and $184,964 during 2002.

Participant accounts - Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Bank’s contribution, (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of benefits - Participants entitled to distributions due to retirement, death, disability, or termination of employment have the option of receiving a lump-sum payment or periodic payments which meet the requirements of the Internal Revenue Code.

AMERICANWEST BANK

PROFIT SHARING 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan (continued)

Plan termination - Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition - The Plan’s investments are stated at fair value based on quoted market prices. Mutual funds are valued at the net asset value of shares held by the Plan at year end.

The Plan uses a unitized investment to hold the employer’s common stock. Under unitization the investment keeps a cash position of approximately 10% of the total investment to retain liquidity for exchanges and redemptions.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of benefits - Benefits are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties - The Plan provides for various investment options in combinations of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

AMERICANWEST BANK

PROFIT SHARING 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 - Tax Status

The Internal Revenue Service has determined and informed the Bank by letter dated August 30, 2001 that the Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code (See Note 6).

Note 4 - Investments

Individual investments that represent 5% or more of net assets available for benefits are as follows:

	2003	2002
AIM Cash Reserve Shares	$959,097	$290,138
AIM Blue Chip Fund A	$717,334	$251,125
Employer Common Stock	$693,941	$163,975
AIM Aggressive Growth Fund A	$673,821	$336,117
AIM Basic Value Fund A	$571,946	$234,217
American Funds Europacific Growth Fund A	$477,198	$269,692
AIM Balance Fund A	$348,660	$153,186
American Funds New Economy Fund A	$348,226	$218,023

AMERICANWEST BANK

PROFIT SHARING 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated, respectively, as follows:

	YEARS ENDED DECEMBER 31,
	2003	2002
Mutual funds	$687,268	$(333,973)
Employer common stock	201,724	29,360

	$888,992	$(304,613)

Note 5 - Related Party Transactions

During 2003 and 2002, the Bank paid and provided certain administrative and accounting fees on behalf of the Plan. Plan expenses paid by the Bank during 2003 were approximately $15,000.

AMERICANWEST BANK

PROFIT SHARING 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6 - Subsequent Events

Effective January 1, 2004, the Plan amended the Plan document. The amendment provides for employees to be eligible to participate in the Plan after completing 6 months of service and attaining age 18. In addition, the Plan implemented a safe harbor contribution by which participant deferrals are matched 100% on deferrals up to 3% of participant compensation and 50% from 3% to 5% of participant compensation. Both employee deferrals and employer matching contributions are immediately 100% vested.

SUPPLEMENTAL SCHEDULE

AMERICANWEST BANK

PROFIT SHARING 401(k) PLAN

E.I.N. 91-1259511, PLAN NUMBER 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) IDENTITY OF ISSUER, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	(d) COST**	(e) CURRENT VALUE
*	Matrix Capital Bank	Money Market Fund		$34,154
	AIM Balance Fund A	Mutual fund		348,660
	AIM Basic Value Fund A	Mutual fund		571,946
	American Funds New Economy Fund A	Mutual fund		348,226
	American Funds Europacific Growth Fund A	Mutual fund		477,198
	AIM Cash Reserve Shares	Money Market Fund		959,097
	AIM Blue Chip Fund A	Mutual fund		717,334
	AIM Aggressive Growth Fund A	Mutual fund		673,821
	American Fund Bond Fund A	Mutual fund		111,311
*	AmericanWest
	Bancorporation	Common stock		693,941

				$4,935,688

*	A party in interest as defined by ERISA
**	Cost omitted with respect to participant directed transactions under an individual account plan.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICANWEST BANK 401(k) PLAN

Date: June 25, 2004

	By:	/s/ Wesley E. Colley
Wesley E. Colley
President and Chief Executive Officer,
Plan Sponsor and Plan Administrator

Date: June 25, 2004

	By:	/s/ C. Tim Cassels
C. Tim Cassels
Vice President & Chief Financial Officer,
Plan Sponsor and Plan Administrator

EXHIBITS

Exhibit 23.1 – Consent of Independent Registered Public Accountants